Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 dated July 1, 2021) pertaining to the Match Group, Inc. 2021 Global Employee Stock Purchase Plan of our report dated February 25, 2021 (except for the adoption of ASU 2020-06 discussed in Note 2 and the subsequent events discussed in Note 19, as to which the date is June 17, 2021), with respect to the consolidated financial statements and schedule of Match Group, Inc. and subsidiaries included in its Current Report on Form 8-K dated June 17, 2021, and our report dated February 25, 2021, with respect to the effectiveness of internal control over financial reporting of Match Group, Inc. and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2020, both filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

New York, New York

July 1, 2021